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                 September 16, 2022

       Tal Keinan
       Chief Executive Officer
       Sky Harbour Group Corp
       36 Tower Road, Suite 205
       Westchester County Airport
       White Plains, NY 10604

                                                        Re: Sky Harbour Group
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 9,
2022
                                                            File No. 333-267360

       Dear Mr. Keinan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Melanie Singh at 202-551-4074 or Ruairi Regan at 202-551-3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              John Hensley, Esq.